Brookfield

2025

Brookfield Renewable Partners L.P.

Q3 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2025
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2025 is provided as of November 5, 2025. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties. The term “private fund managed by BAM” means a private fund managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield Wealth Solutions, class A.2 BRHC exchangeable non-voting shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) “BRHC” held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and class A.2 exchangeable shares, and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and Australian dollars respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description of our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2025 Highlights	3	Part 5 – Liquidity and Capital Resources (continued)
		Borrowings	25
Part 2 – Financial Performance Review on Consolidated Information	6	Capital expenditures	26
		Consolidated statements of cash flows	27
		Shares and units outstanding	28
Part 3 – Additional Consolidated Financial Information	8	Dividends and distributions	29
Summary consolidated statements of financial position	8	Contractual obligations	29
Related party transactions	9	Supplemental guarantor financial information	29
Equity	13	Off-statement of financial position arrangements	30
Part 4 – Financial Performance Review on Proportionate Information	15	Part 6 – Selected Quarterly Information	31
		Summary of historical quarterly results	31
Proportionate results for the three months ended September 30	15
Reconciliation of non-IFRS measures	20	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	36
Contract profile	23
		Part 8 – Presentation to Stakeholders and Performance Measurement	38
Part 5 – Liquidity and Capital Resources	24
Capitalization	24	Part 9 – Cautionary Statements	42
Available liquidity	24

PART 1 – Q3 2025 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Select financial information
Revenues	$1,596	$1,470	$4,868	$4,444
Net loss attributable to Unitholders(1)	(120)	(181)	(429)	(455)
Basic and diluted loss per LP unit(2)	(0.23)	(0.32)	(0.81)	(0.83)
Proportionate Adjusted EBITDA(3)	629	586	1,954	1,790
Funds From Operations(3)	302	278	988	913
Funds From Operations per Unit(3)(4)	0.46	0.42	1.49	1.38
Distribution per LP unit	0.37	0.36	1.12	1.07

Operational information
Capacity (MW)	48,673	35,225	48,673	35,225
Total generation (GWh)
Long-term average generation	29,779	22,151	91,705	69,560
Actual generation	27,554	19,684	87,212	60,586

Proportionate generation (GWh)
Actual Renewable generation	7,186	7,320	25,398	24,079
(1)For the three and nine months ended, includes $66 million and $230 million loss attributed to Limited Partner equity, $43 million and $146 million of loss attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $46 million and $158 million of loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $35 million and $105 million of income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three and nine months ended September 30, 2025 were 283.8 million and 284.2 million, respectively (2024: 285.1 million and 285.7 million, respectively).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three and nine months ended September 30, 2025 were 661.9 million and 662.2 million, respectively (2024: 663.2 million and 663.8 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2025	December 31, 2024
Liquidity and Capital Resources
Available liquidity	$4,655	$4,320
Debt to capitalization – Corporate	14%	15%
Debt to capitalization – Consolidated	41%	40%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	90%	91%
Fixed rate debt as a percentage of total borrowings on a proportionate basis(1)	98%	95%
Corporate borrowings
Weighted average debt term to maturity	13 years	12 years
Weighted average interest rate	4.6%	4.5%
Non-recourse borrowings on a proportionate basis
Weighted average debt term to maturity	11 years	11 years
Weighted average interest rate	5.6%	5.4%
(1)Total floating rate debt as a percentage of total borrowings is 11% (2024: 13%) of which 9% (2024: 8%) is related to floating rate debt of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

Operations
Funds From Operations of $302 million or $0.46 on a per unit basis is higher than the prior year driven by:
•Improved results from our hydroelectric portfolio with higher revenues on the back of our commercial and operational initiatives;
•Contributions from our growth activities, including recent accretive acquisitions and the delivery of over 8,200 MW of new projects reaching commercial operation in the past 12 months; and
•Our embedded growth from our contracted, inflation-linked cash flows
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended September 30, 2025 was $120 million.
We continued to be a global partner of choice to procure clean power:
•Securing contracts to deliver an incremental ~4,000 gigawatt hours per year of generation to high-credit quality utility and corporate customers; and
•Signed a new 20-year contract at one of our hydro facilities in PJM as part of our broader Renewable Energy Framework Agreement with Microsoft. The contract highlights the continued strong demand from technology players for energy.
Liquidity and Capital Resources
Our significant access to scale capital and strong investment grade balance sheet with BBB+ credit rating continues to differentiate our franchise and support our growth initiatives
•Our financial position remains strong with $4.7 billion of available liquidity at the end of the quarter;
•Executed upfinancings at two of our PJM hydro facilities on the back of the contracts we signed with Google last quarter as well as a third hydro asset delivering power into PJM. These financings attracted strong investor demand and were executed at the tightest spreads we have seen for these types of financings in the past five years. In aggregate, we raised ~$1.1 billion (~$400 million net to Brookfield Renewable) across three hydro assets
•Completed approximately $7.7 billion of financings in the quarter further optimizing our capital structure, in total, bringing our year-to-date financings to $27 billion across the business
Continued to execute on our asset recycling program, closing and agreeing to sell assets that will generate expected proceeds of ~$2.8 billion (~$900 million net to Brookfield Renewable), including:
•During the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the United States for base proceeds of approximately $1.1 billion ($449 million net to Brookfield Renewable).The closing of this transaction is subject to customary closing conditions; and
•Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of an 833 MWdc (613MWac) portfolio of operating solar assets in the United States for proceeds of approximately $412 million ($115 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Growth and Development
Following quarter end, Brookfield and Cameco, our partner in Westinghouse, entered an agreement with the U.S. Government to establish a strategic partnership which is expected to accelerate the scale deployment of Westinghouse’s nuclear reactor technologies in the United States and globally. Under the terms of the agreement, once the U.S. Government makes a final investment decision and enters into definitive agreements to complete the construction of new Westinghouse nuclear reactors in the United States with an aggregate value of at least $80 billion before January 2029, a contingent interest in Westinghouse will vest for the U.S. government whereby it will be entitled to receive 20% of any cash distributions in excess of $17.5 billion made by Westinghouse. We and our institutional partners own a 51% interest in Westinghouse (11% net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

Together with our institutional partners, we have deployed or committed to deploy approximately $2.1 billion (~$1.2 billion net to Brookfield Renewable) across multiple investments, adding leading platforms and assets in the U.S. and globally.
•Completed the acquisition of a 15% incremental stake in Isagen our Colombian hydro platform for $1 billion, growing our exposure to a large scale, de-risked, critical infrastructure business.
We continue to accelerate our development activities
•We delivered ~1,800 megawatts of new capacity globally across utility scale-solar, wind, distributed energy and storage and expect to deliver ~8,000 megawatts of new projects in 2025.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Revenues	$1,596	$1,470	$4,868	$4,444
Other income	319	155	551	251
Direct operating costs	(721)	(623)	(2,095)	(1,875)
Management service costs	(57)	(59)	(162)	(157)
Interest expense	(586)	(514)	(1,819)	(1,479)
Depreciation	(611)	(514)	(1,803)	(1,533)
Other	(20)	(137)	(342)	(176)
Income tax recovery (expense)	66	9	349	(24)
Net income (loss)	$42	$(39)	$34	$(197)

	Average FX rates to USD
C$	1.38	1.36	1.4	1.36
	€0.86	0.91	0.9	0.92
R$	5.45	5.55	5.65	5.24
COP	4,003	4,095	4,131	3,979
Variance Analysis For The Three Months Ended September 30, 2025
Revenues totaling $1,596 million represents an increase of $126 million over the same period in the prior year as the growth of our business, inflation escalation on our contracted generation, the benefits of strong hydrology from our Canadian and Colombian hydroelectric assets, was partially offset by unfavorable hydrology at our U.S. and Brazil businesses and recently completed asset sales. Recently acquired and commissioned facilities that we consolidate contributed 3,612 GWh of generation and $286 million to revenues, partly offset by our recently completed asset sales that reduced generation by 931 GWh and revenues by $145 million.
The weakening of the U.S. dollar relative to the same period in the prior year across most currencies increased revenues by $14 million, which was partly offset by a $5 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $721 million represents an increase of $98 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities, which were partially offset by our recently completed asset sales.
Other income included a $217 million gain resulting from the deconsolidation of the net assets of a renewable operating and development platform in India and the recognition of the fair value of our interest as an equity-accounted investment.
Management service costs totaling $57 million represents a decrease of $2 million over the same period in the prior due to the movement in the LP unit and BEPC exchangeable share price during the period.
Interest expense totaling $586 million represents an increase of $72 million over the same period in the prior year due primarily to recent acquisitions, including the cost of temporary bridge funding associated with the acquisition of Neoen and a fully integrated developer and operator of renewable power assets in the U.S. that are attributable to our institutional partners and financing initiatives to fund development activities, partially offset by recently completed asset sales.
Depreciation expense totaling $611 million represents an increase of $97 million over the same period in the prior year due to the growth of our business.
Deferred tax recovery totaling $66 million represents an increase of $95 million over the same period in the prior year.
Net income totaling $42 million represents an increase of $81 million over the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

Variance Analysis For The Nine Months Ended September 30, 2025
Revenues totaling $4,868 million represents an increase of $424 million over the same period in the prior year as the growth of our business, inflation escalation on our contracted generation, and the benefits of strong hydrology from our Canadian and Colombian hydroelectric assets, was partially offset by unfavorable hydrology at our U.S. and Brazil businesses and completed asset sales. Recently acquired and commissioned facilities that we consolidate contributed 11,059 GWh of generation and $795 million to revenue, offset by recently completed asset sales that reduced generation by 2,696 GWh and revenue by $310 million. On a same store, constant currency basis, revenues increased by $9 million as the benefits from higher resources at our Canadian and Colombia hydroelectric assets as well as inflation escalation on our contracted generation in Canada, Brazil and Colombia, were partially offset by unfavorable hydrology at our U.S. and Brazil businesses and lower spot prices on our uncontracted Colombian generation caused by higher system-wide hydrology.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $70 million, which was partly offset by a $45 million favorable foreign exchange impact on our direct operating costs and interest expense for the year.
Direct operating costs totaling $2,095 million represents an increase of $220 million over the same period in the prior year due primarily to additional costs from our recently acquired and commissioned facilities, which were partially offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Other income included a $217 million gain resulting from the deconsolidation of the net assets of a renewable operating and development platform in India and the recognition of the fair value of our interest as an equity-accounted investment.
Management service costs totaling $162 million represents an increase of $5 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $1,819 million represents an increase of $340 million over the same period in the prior year due primarily to recent acquisitions, including the cost of temporary bridge funding associated with the acquisition of Neoen and a fully integrated developer and operator of renewable power assets in the U.S. that are attributable to our institutional partners and financing initiatives to fund development activities, partially offset by the above noted strengthening of the U.S. dollar.
Depreciation expense totaling $1,803 million represents an increase of $270 million over the same period in the prior year due to the growth of our business.
Deferred tax recovery totaling $292 million represents an increase of $310 million over the same period in the prior year due to the simplification of Neoen’s organizational structure that resulted in a deferred income tax recovery of $161 million.
Other during the period included stamp duties levied upon reaching prescribed ownership thresholds in certain jurisdictions Neoen operates that were factored into our underwriting.
Net income totaling $34 million represents an increase of $231 million over the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2025	December 31, 2024
Current assets	$11,999	$8,835
Equity-accounted investments	4,264	2,740
Property, plant and equipment	71,551	73,475
Assets held for sale	6,269	2,049
Total assets	98,303	94,809
Corporate borrowings	4,070	3,802
Non-recourse borrowings	31,855	30,588
Deferred income tax liabilities	8,803	8,439
Liabilities directly associated with assets held for sale	3,778	1,036
Total liabilities and equity	98,303	94,809
	Spot FX rates to USD
C$	1.39	1.44
	€0.85	0.97
R$	5.32	6.19
COP	3,901	4,409
Property, plant and equipment & Equity-accounted investments
Property, plant and equipment totaled $71.6 billion as at September 30, 2025 compared to $73.5 billion as at December 31, 2024, representing a decrease of $1.9 billion. Our acquisition of a fully integrated developer and operator of renewable power assets in the U.S. increased property, plant and equipment by $0.5 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $5.1 billion, and the appreciation of most currencies against the U.S. dollar increased property, plant and equipment by $3.4 billion. These increases were offset by disposals and assets reclassified to held for sale, including the deconsolidation of a renewable operating and development platform in India and a 833 MW portfolio of utility scale solar assets in the U.S., a majority stake in a leading North American distributed generation business, a partial stake in a 845 MW portfolio of wind assets in the United States and the deconsolidation of a renewable operating and development platform in India, that decreased property, plant and equipment by $9.1 billion and depreciation expense that decreased property, plant and equipment by $1.8 billion.
Equity-accounted investments totaled $4.3 billion as at September 30, 2025, compared to $2.7 billion as at December 31, 2024, representing an increase of $2.0 billion from the integration of a recently acquired operator and developer in the U.S., the change in basis of accounting of a renewable operating and development platform in India and a 845 MW portfolio of wind assets in the United States to equity-accounted investments,and the weakening of the U.S. dollar, partially offset by distributions, investments reclassified as held for sale, and the dissolution of a joint venture.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $6.3 billion and $3.8 billion, respectively, as at September 30, 2025 and are comprised of a 633 MW under construction solar asset in India, a 50% interest in a multi-national distributed generation development business with a 200 MW portfolio of operating and under construction assets, a 315 MW portfolio of operating wind assets in Australia, a 47 MW portfolio of operating hydroelectric assets in the United States, a 1.5 GW portfolio of operating distributed generation assets in the United States, a distributed generation development platform with a pipeline of 2.3 GW in the United States, and an 833 MW portfolio of operating solar assets in the United States.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield and their related parties.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2025 (December 31, 2024: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2025 totaled nil (2024: nil).
From time to time, Brookfield Wealth Solutions and its related entities may commercially agree to provide financings to Brookfield Renewable or participate in capital raises undertaken by Brookfield Renewable on an arm’s length basis alongside unaffiliated third parties. During the three and nine months ended September 30, 2025, Brookfield Renewable, together with its institutional partners agreed to $100 million and $200 million respectively, of tax equity financings through a preferred equity structure with Brookfield Wealth Solutions. As at September 30, 2025, Brookfield Renewable, together with its institutional partners had the following balances owing to Brookfield Wealth Solutions: $67 million of non-recourse borrowings (December 31, 2024: $65 million); $7 million of corporate borrowings (December 31, 2024: $7 million); tax equity financings classified as financial instrument liabilities of $20 million (December 31, 2024: $1 million); preferred limited partners equity of $11 million (December 31, 2024: $10 million); and $347 million of borrowings classified as due to related party (December 31, 2024: $348 million). During the third quarter of 2025, $32 million of financial liabilities were transferred to liabilities directly associated with assets held for sale.
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the three and nine months ended September 30, 2025, Brookfield Renewable transferred nil and $19 million, respectively (2024: nil and nil, respectively) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arm's length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

During the third quarter of 2025, Brookfield Renewable agreed to acquire up to an incremental 15% ownership in Isagen S.A. E.S.P. for $1 billion from institutional partners within a private fund managed by BAM, at a value equivalent to the purchase price agreed with an unaffiliated third party purchase price. Subsequent to the quarter, Brookfield Renewable completed the acquisition of the incremental 15% ownership in Isagen S.A. E.S.P. for $1 billion. Brookfield Renewable will continue to consolidate this business. In connection with closing of the transaction, Brookfield Renewable commercially agreed to $400 million in financings from Brookfield Wealth Solutions.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 50% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for expected proceeds of approximately $490 million ($237 million net to Brookfield Renewable), of which 25% was sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party that acquired the other 25% interest in the portfolio. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale. The closing of this transaction is subject to customary closing conditions. After agreeing to this sale, Brookfield Renewable, together with its institutional partners, exercised their option to sell a 100% interest in a subset of these hydroelectric assets included in this portfolio to an unaffiliated third party at a higher valuation.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 6% minority interest in a renewable operating and development platform in India for proceeds of $45 million ($9 million net to Brookfield Renewable) to an associate of a proposed initial public offering’s (“IPO”) founder group to facilitate the IPO of equity shares by the platform. The disposal was treated as an equity transaction under IFRS 10, Consolidated Financial Statements and therefore no gain or loss was recorded as a result of the transaction. Brookfield Renewable, together with its institutional partners, provided financing to the associate for approximately $70 million ($14 million net to Brookfield Renewable) to facilitate the sale. The remainder of the proceeds were used to acquire additional shares from unaffiliated third parties, at an equivalent value, as part of the IPO process.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets. 47% was sold to a third party and the remaining 53% was sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party. Brookfield Renewable, together with its institutional partners, agreed to the sale of a 47% in a 2.3 GW distributed generation development platform in the U.S. for combined expected base proceeds of approximately $925 million ($395 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2024 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Revenues
Power purchase and revenue agreements	$(15)	$4	$9	$12
Development services	9	—	23	—
	$(6)	$4	$32	$12
Other income
Distribution income	$15	$—	$44	$3
Interest and other investment income	14	—	19	—
	$29	$—	$63	$3

Direct operating costs
Other related party services	$(12)	$(4)	$(19)	$(9)

Interest expense
Borrowings	$(48)	$(22)	$(160)	$(49)
Contract balance accretion	(5)	(4)	(24)	(21)
	$(53)	$(26)	$(184)	$(70)
Other
Other related party services expense	$(5)	$(3)	(7)	(1)
Financial instrument gain	2	1	8	3
	$(3)	$(2)	$1	$2

Management service costs	$(57)	$(59)	$(162)	$(157)

Current income tax
Investment tax credits	$—	$—	$19	$—

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2025	December 31, 2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$72	$65
Due from related parties
Amounts due from	Brookfield(1)	$386	$573
	Equity-accounted investments and other(2)	663	300
		$1,049	$873
Assets held for sale	Equity-accounted investments and other	$14	$125
Financial instrument assets	Brookfield	$—	$38
Non-current assets
Financial instrument assets	Equity-accounted investments and other	$71	$—
Other long-term assets
Contract asset	Brookfield	$220	$250
Due from related parties	Equity-accounted investments and other	12	8
Current liabilities
Contract liability	Brookfield	$60	$47
Financial instrument liabilities	Brookfield Wealth Solutions	3	—

Due to related parties
Amounts due to	Brookfield(3)	$4,896	$4,005
	Equity-accounted investments and other	1,770	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	45	43
		$6,834	$4,855
Liabilities held for sale	Equity-accounted investments and other	$32	$31
Non-current liabilities
Financial instrument liabilities	Brookfield	$9	$13
	Brookfield Wealth Solutions	20	1
Due to related parties
Amounts due to	Brookfield(3)	$779	$309
	Brookfield Wealth Solutions	224	225
	Equity-accounted investments and other	50	58
		$1,053	$592
Corporate borrowings	Brookfield Wealth Solutions	$7	$7
Non-recourse borrowings	Brookfield Wealth Solutions	$67	$65
Other long-term liabilities
Contract liability	Brookfield	$678	$686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$10
(1)Includes receivables of $268 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes $507 million assumed on acquisition of a fully integrated developer and operator of renewable power assets in the United States. As at September 30, 2025, $443 million (2024: nil) was outstanding.
(3)Includes payables of $289 million (2024: $32 million), $1,343 million (2024: $87 million), and $2,693 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2025, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $36 million and $108 million were declared during the three and nine months ended September 30, 2025 (2024: $31 million and $96 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2025, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
During the year, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%. During the year, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.27%.
During the year, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
During the year, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 1 of BRP Equity.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three and nine ended September 30, 2025 and 2024.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million and $30 million (2024: $10 million and $27 million) on the perpetual subordinated notes during the three and nine months ended September 30, 2025. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three and nine months ended September 30, 2025 and 2024.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at September 30, 2025, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

During the three and nine months ended September 30, 2025, 71,536 and 210,756 LP units, respectively (2024: 58,696 and 216,208 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $5 million, respectively (2024: $2 million and $6 million, respectively).
During the three and nine months ended September 30, 2025, exchangeable shareholders of BEPC exchanged 497 and 36,058 BEPC exchangeable shares, respectively (2024: 193 and 10,335 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2025, there were nil and 1,522,975 LP units, respectively (2024: nil and 2,279,654 LP units, respectively) repurchased and cancelled at a total cost of nil and $34 million, respectively (2024: nil and $52 million, respectively). There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2025 and 2024.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations, which are non-IFRS measures.
FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	1,907	2,333	2,449	2,449	$224	$208	$127	$116	$60	$44
Brazil	767	862	981	1,032	48	48	32	33	29	28
Colombia	903	810	911	886	73	87	46	50	30	24
	3,577	4,005	4,341	4,367	345	343	205	199	119	96
Wind	1,668	1,751	1,970	2,072	116	133	89	109	47	80
Utility-scale solar	1,522	1,152	1,832	1,363	174	145	172	158	130	127
Distributed energy & storage	419	412	386	330	68	64	101	95	89	85
Sustainable solutions	—	—	—	—	123	119	47	32	38	30
Corporate	—	—	—	—	—	—	15	(7)	(121)	(140)
Total	7,186	7,320	8,529	8,132	$826	$804	$629	$586	$302	$278
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

HYDROELECTRIC OPERATIONS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$345	$343
Other income	21	7
Direct operating costs	(161)	(151)
Adjusted EBITDA(1)	205	199
Interest expense	(85)	(93)
Current income taxes	(1)	(10)
Funds From Operations	$119	$96

Generation (GWh) – LTA	4,341	4,367
Generation (GWh) – actual	3,577	4,005
Average revenue per MWh(2)	75	74

(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024	2025	2024	2025	2024
North America
United States	1,029	1,498	$88	$87	$75	$71	$38	$28
Canada	878	835	70	61	52	45	22	16
	1,907	2,333	80	78	127	116	60	44
Brazil	767	862	63	57	32	33	29	28
Colombia	903	810	73	83	46	50	30	24
Total	3,577	4,005	$75	$74	$205	$199	$119	$96
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $60 million compared to $44 million in the prior year as the business benefited from higher average pricing on our contracted generation due to inflation indexation, stronger realized pricing on uncontracted generation, and increased earnings from commercial and operational activities, partially offset by lower resources in the U.S. and the weakening of the Canadian dollar versus the U.S. dollar.
Brazil
Funds From Operations at our Brazilian business was $29 million versus $28 million in the prior year as the benefit of higher average revenue per MWh from inflation indexation on our contracted generation was partially offset by lower hydrology.
Colombia
Funds From Operations at our Colombian business was $30 million versus $24 million in the prior year as the business benefited from stronger hydrology, inflation indexation on contracted generation, and lower cash taxes partially offset by lower spot prices on our uncontracted generation caused by higher system-wide hydrology.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

WIND OPERATIONS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$116	$133
Other income	29	31
Direct operating costs	(56)	(55)
Adjusted EBITDA(1)	89	109
Interest expense	(39)	(34)
Current income tax (expense) recovery	(3)	5
Funds From Operations	$47	$80

Generation (GWh) – LTA	1,970	2,072
Generation (GWh) – actual	1,668	1,751
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our wind business was $47 million versus $80 million in the prior year as the benefit from newly acquired and commissioned facilities, including our investments in Neoen and an offshore wind portfolio in the U.K. was offset by tax recoveries and gains on the sale of development assets that benefited the prior year, and the impact from the sale of wind assets in the U.S., Portugal and Spain that reduced results compared to the prior year.
UTILITY-SCALE SOLAR OPERATIONS
The following table presents our proportionate results for utility-scale solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$174	$145
Other income	35	41
Direct operating costs	(37)	(28)
Adjusted EBITDA(1)	172	158
Interest expense	(38)	(30)
Current income taxes	(4)	(1)
Funds From Operations	$130	$127

Generation (GWh) – LTA	1,832	1,363
Generation (GWh) – actual	1,522	1,152
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our utility-scale solar business was $130 million versus $127 million in the prior year due to the benefit of newly acquired and commissioned facilities, including Neoen and a fully integrated developer and operator of renewable power assets in the U.S.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

DISTRIBUTED ENERGY & STORAGE OPERATIONS
The following table presents our proportionate results for distributed energy & storage operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$68	$64
Other income	57	54
Direct operating costs	(24)	(23)
Adjusted EBITDA(1)	101	95
Interest expense	(11)	(10)
Current income taxes	(1)	—
Funds From Operations	$89	$85

Generation (GWh) – LTA	386	330
Generation (GWh) – actual	419	412
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & storage business was $89 million compared to $85 million in the prior as the benefits from recently acquired and commissioned facilities, including our investment in Neoen and contributions from our pumped storage were offset by increased financing to support growth and the sale of our pumped storage business in the U.K. that reduced results compared to the prior year.
SUSTAINABLE SOLUTIONS OPERATIONS
The following table presents our proportionate results for sustainable solutions operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$123	$119
Other income	21	8
Direct operating costs	(97)	(95)
Adjusted EBITDA(1)	47	32
Interest expense	(8)	(5)
Current income tax (expense) recovery	(1)	3
Funds From Operations	$38	$30
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $38 million in 2025 versus $30 million in the prior year as the benefits of growth and contributions from our global nuclear services business were partially offset by tax recoveries that benefited the prior year.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

CORPORATE
The following table presents our results for Corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Other income	$24	$2
Direct operating costs	(9)	(9)
Adjusted EBITDA(1)	15	(7)
Management service costs	(57)	(59)
Interest expense	(52)	(48)
Distributions(2)	(27)	(26)
Funds From Operations	$(121)	$(140)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Funds From Operations was $121 million due to additional corporate level financing initiatives to support growth over the last twelve months.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net (loss) income	$(4)	$1	$57	$(124)	$76	$109	$43	$(116)	$42
Add back or deduct the following:
Depreciation	96	19	49	218	143	75	11	—	611
Deferred income tax (recovery) expense	(6)	(1)	(10)	75	(88)	(28)	—	(8)	(66)
Foreign exchange and financial instrument (gain) loss	(5)	—	33	(15)	25	(71)	(49)	16	(66)
Other(1)	2	(1)	1	(51)	(66)	46	17	2	(50)
Management service costs	—	—	—	—	—	—	—	57	57
Interest expense	84	15	81	136	144	61	1	64	586
Current income tax expense (recovery)	2	1	(7)	1	11	(9)	1	—	—
Amount attributable to equity accounted investments and non-controlling interests(2)	(42)	(2)	(158)	(151)	(73)	(82)	23	—	(485)
Adjusted EBITDA attributable to Unitholders	$127	$32	$46	$89	$172	$101	$47	$15	$629
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net (loss) income	$(5)	$(4)	$60	$(71)	$63	$48	$2	$(132)	$(39)
Add back or deduct the following:
Depreciation	105	16	37	215	103	34	4	—	514
Deferred income tax expense (recovery)	9	(1)	1	(15)	15	33	—	(13)	29
Foreign exchange and financial instrument (gain) loss	(39)	12	6	32	(60)	(127)	(23)	13	(186)
Other(1)	(3)	6	1	(11)	38	75	27	9	142
Management service costs	—	—	—	—	—	—	—	59	59
Interest expense	88	9	89	126	94	49	1	58	514
Current income tax expense (recovery)	1	2	29	(9)	(37)	(23)	—	(1)	(38)
Amount attributable to equity accounted investments and non-controlling interests(2)	(40)	(7)	(173)	(158)	(58)	6	21	—	(409)
Adjusted EBITDA attributable to Unitholders	$116	$33	$50	$109	$158	$95	$32	$(7)	$586
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS)	2025	2024
Net income (loss)	$42	$(39)
Add back or deduct the following:
Depreciation	611	514
Deferred income tax (recovery) expense	(66)	29
Foreign exchange and financial instruments gain	(66)	(186)
Other(1)	(50)	142
Amount attributable to equity accounted investments and non-controlling interest(2)	(169)	(182)
Funds From Operations	$302	$278
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended September 30:

	2025	2024
Basic loss per LP unit(1)	$(0.23)	$(0.32)
Adjusted for proportionate share of:
Depreciation	0.43	0.39
Deferred income tax recovery	(0.16)	—
Foreign exchange and financial instruments gain	(0.04)	(0.06)
Other(2)	0.46	0.41
Funds From Operations per Unit(3)	$0.46	$0.42
(1)During the three months ended September 30, 2025, on average there were 283.8 million LP units outstanding (2024: 285.1 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.
(3)Average units outstanding, for the three months ended September 30, 2025, were 661.9 million (2024: 663.2 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, for the remainder of 2025, we currently have a contracted profile of approximately 80% and 85%, respectively, of the long-term average. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Rest of 2025	2026	2027	2028	2029
Hydroelectric
North America
United States(1)	1,636	6,782	6,764	6,489	6,475
Canada	830	4,021	4,058	4,058	4,008
	2,466	10,803	10,822	10,547	10,483
Wind	2,217	8,554	8,068	7,995	7,643
Utility-scale solar	1,121	5,123	5,159	5,116	5,059
Distributed energy & storage	274	1,377	1,357	1,342	1,321
Sustainable solutions	11	53	53	51	41
Contracted on a proportionate basis	6,089	25,910	25,459	25,051	24,547
Uncontracted on a proportionate basis	884	3,005	3,456	3,864	4,368
Long-term average on a proportionate basis	6,973	28,915	28,915	28,915	28,915
Non-controlling interests	19,460	77,192	77,192	77,192	77,192
Total long-term average	26,433	106,107	106,107	106,107	106,107
Contracted generation as a % of total generation on a proportionate basis	87%	90%	88%	87%	85%
Price per MWh – total generation on a proportionate basis	$75	$76	$78	$79	$81
(1)Includes generation of 247 GWh for 2025, 1,465 GWh for 2026, and 501 GWh for 2027 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 14 years in North America, 18 years in Europe, 9 years in Brazil, 5 years in Colombia, and 16 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (31%), distribution companies (23%), commercial & industrial users (34%) and Brookfield (12%).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Corporate credit facility(1)	$—	$240	$—	$240
Commercial paper(1)	627	431	627	431
Debt
Medium term notes(2)	3,142	3,008	3,142	3,008
Hybrid notes(2)	324	139	324	139
Non-recourse borrowings(3)	—	—	32,227	30,904
	3,466	3,147	35,693	34,051
Deferred income tax liabilities, net(4)	—	—	8,321	8,109
Equity
Non-controlling interest	—	—	23,616	26,168
Preferred equity	555	537	555	537
Perpetual subordinated notes	737	737	737	737
Preferred limited partners' equity	634	634	634	634
Unitholders' equity	7,302	8,380	7,302	8,380
Total capitalization	$12,694	$13,435	$76,858	$78,616
Debt-to-total capitalization	27%	23%	46%	43%
Debt-to-total capitalization (market value)(5)	14%	15%	41%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and exclude $23 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,479 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $182 million (2024: $171 million) of deferred financing fees and $190 million (2024: $145 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.
AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	September 30, 2025	December 31, 2024
Brookfield Renewable's share of cash and cash equivalents	$713	$770
Investments in marketable securities	161	201
Corporate credit facilities
Authorized credit facilities	2,450	2,450
Draws on credit facilities	—	(240)
Authorized letter of credit facility	500	500
Issued letters of credit	(348)	(335)
Available portion of corporate credit facilities	2,602	2,375
Available portion of subsidiary credit facilities on a proportionate basis	1,179	974
Available liquidity	$4,655	$4,320

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2025			December 31, 2024
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(3)	Interest rate (%)(1)	Term (years)	Total(3)
Corporate borrowings
Credit facilities	N/A	5	$—	5.6	5	$240
Commercial paper	4.6	<1	627	5.0	<1	431
Medium term notes	4.5	12	3,142	4.4	12	3,008
Hybrid notes	5.4	30	324	5.5	30	139
Proportionate non-recourse borrowings(2)
Hydroelectric	6.3	10	5,491	6.0	11	4,887
Wind	4.9	10	2,552	4.7	10	2,144
Utility-scale solar	5.2	12	2,705	5.2	12	2,431
Distributed energy & storage	5.2	8	865	4.3	7	870
Sustainable solutions	6.3	6	406	6.3	6	399
	5.6	11	12,019	5.4	11	10,731
			$16,112			$14,549
Proportionate unamortized financing fees, net of unamortized premiums and discounts			(122)			(114)
			15,990			14,435
Equity-accounted borrowings			(1,769)			(1,438)
Non-controlling interests and other(3)			21,704			21,393
As per IFRS Statements			$35,925			$34,390
(1)Includes cash yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2025:

(MILLIONS)	Rest of 2025	2026	2027	2028	2029	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$359	$—	$341	$2,442	$3,142
Hybrid notes(2)	—	—	—	—	—	324	324
Non-recourse borrowings
Hydroelectric	396	494	149	166	651	1,728	3,584
Wind	2	57	31	187	175	261	713
Utility-scale solar	3	48	30	155	100	282	618
Distributed energy & storage	4	8	46	115	53	136	362
Sustainable solutions	—	—	—	—	—	337	337
	405	607	256	623	979	2,744	5,614
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	35	163	154	189	142	1,224	1,907
Wind	62	162	158	159	164	1,134	1,839
Utility-scale solar	91	164	161	173	161	1,337	2,087
Distributed energy & storage	14	35	33	35	107	279	503
Sustainable solutions	3	9	8	20	7	22	69
	205	533	514	576	581	3,996	6,405
Total	$610	$1,140	$1,129	$1,199	$1,901	$9,506	$15,485
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2024: $16 million) of deferred financing fees, net of unamortized premiums and discounts.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2029 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.5 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Cash flows provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$410	$379	$1,191	$1,149
Changes in due to or from related parties	40	14	226	98
Net change in working capital balances	(64)	105	(265)	(194)
Operating activities	$386	$498	$1,152	$1,053
Financing activities	907	572	5,655	1,901
Investing activities	(1,182)	(1,010)	(8,039)	(2,739)
Foreign exchange gain (loss) on cash	—	16	121	(28)
Increase (decrease) in cash and cash equivalents	$111	$76	$(1,111)	$187
Operating Activities
Cash flows from operating activities before changes in due to or from related parties and net change in working capital balances for three and nine months ended September 30, 2025 totaled $410 million and $1,191 million, respectively, compared to $379 million and $1,149 million, respectively, in 2024, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $907 million and $5,655 million for the three and nine months ended September 30, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth generated net proceeds of $1,415 million and $7,572 million for the three and nine months ended September 30, 2025 from corporate and non-recourse financings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$450 million ($307 million) of medium term notes, C$250 million ($182 million) of hybrid notes and the repayment of C$400 million ($291 million) of medium-term notes prior to maturity, execution of open market purchases, and the mandatory cash tender offer for convertible bonds of Neoen.
Distributions, including incentive distributions to the general partners, paid during the three and nine months ended September 30, 2025 to Unitholders were $287 million and $851 million, respectively (2024: $267 million and $798 million, respectively). We increased our distributions to $1.492 per LP unit in 2025 on an annualized basis (2024: $1.420 per LP unit), representing an over 5% increase per LP unit, which took effect in the first quarter of 2025. The distributions paid during the three and nine months ended September 30, 2025, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $221 million and $1,032 million, respectively (2024: $169 million and $570 million, respectively).
Cash flows provided by financing activities totaled $572 million and $1,901 million for the three and nine months ended September 30, 2024. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth and generate net proceeds of $1,008 million and $3,452 million for the three and nine months ended September 30, 2024 from corporate and non-recourse financings including the issuance of C$800 million ($586 million) aggregate of medium term notes and the issuance of $150 million perpetual green subordinated notes in the first quarter of 2024, net inflows from related parties, and capital contributions from participating non-controlling interests.
Investing Activities
Cash flows used in investing activities totaled $1,182 million and $8,039 million for the remaining 47% interest in Neoen through the execution of open market purchases and the cash tender, incremental capital injections for the three and nine months ended September 30, 2025. During the year, we completed the acquisition of Neoen through the execution of open market purchases, the mandatory cash tender offer for an incremental 47% of Neoen, incremental capital injections into our structured investments and equity accounted investments including our acquisition of a fully integrated developer and operator of renewable power assets in the United States totaled $160 million.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

Our continued investment including the construction and development of wind, solar, distributed generation, and battery energy storage systems projects across all our major markets totaled $1,755 million and $4,779 million for the three and nine months ended September 30, 2025.
We generated proceeds of $784 million and $1,660 million during the three and nine months ended September 30, 2025 from recently completed asset sales, including the sale of a 1,004 MW portfolio of wind and solar assets in India, a 25% interest in a 2.2 GW pumped storage facility in Europe, a 25% interest in a 845 MW portfolio of wind assets in the United States, the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia, and the sale of certain financial securities.
Cash flows used in investing activities totaled $1,010 million and $2,739 million for the three and nine months ended September 30, 2024. During the period, we invested $109 million into growth including investments to increase our ownership in a leading commercial and industrial renewable development platform. Our continued investment in our property, plant and equipment, including the construction and development of wind, solar, distributed generation, and battery energy storage systems projects across all our major markets totaled $1,008 million and $2,999 million for the three and nine months ended September 30, 2024. We generated proceeds of $154 million and $437 million during the three and nine months ended September 30, 2024 from the sale of a 30 MW hydroelectric asset and a 60 MW battery storage asset in the U.S., an 85 MW portfolio of biomass facilities in Brazil, and the sale of certain financial securities.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	September 30, 2025	December 31, 2024
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	30,400,000	24,400,000
Issuance	—	6,000,000
Balance, end of period	30,400,000	30,400,000
Preferred Units(2)
Balance, beginning of year	31,000,000	38,000,000
Redemption of preferred LP Units	—	(7,000,000)
Balance, end of period	31,000,000	31,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(3)
Balance, beginning of year	179,640,851	179,651,526
Exchanged for BEP LP units	(36,058)	(10,675)
Balance, end of period	179,604,793	179,640,851
LP units
Balance, beginning of year	285,180,371	287,164,340
Repurchase of LP units for cancellation	(1,522,975)	(2,279,654)
Distribution reinvestment plan	210,756	285,010
Issued in exchange for BEPC exchangeable shares	36,058	10,675
Balance, end of period	283,904,210	285,180,371
Total LP units on a fully-exchanged basis(4)	657,996,942	659,309,161
(1)Class A Preference Shares are broken down by series as follows: 8,372,310 (2024: 6,849,533) Series 1 Class A Preference Shares are outstanding; 1,587,754 (2024: 3,110,531) Series 2 Class A Preference Shares are outstanding; 9,961,399 (2024: 9,961,399) Series 3 Class A Preference Shares are outstanding; 4,114,504 (2024: 4,111,504) Series 5 Class A Preference Shares are outstanding; and 7,000,000 (2024: 7,000,000) Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)Includes 144,885,110 (2024: 144,921,168) of BEPC exchangeable shares and 34,719,683 (2024: 34,719,683) of Class A.2 exchangeable shares.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and nine months ended September 30:

	Three months ended September 30				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024
Class A Preference Shares	$8	$7	$6	$7	$22	$20	$20	$20
Perpetual Subordinated Notes	10	10	10	10	30	27	30	27
Class A Preferred LP units	9	9	7	9	26	29	24	29
Participating non-controlling interests – in operating subsidiaries	198	143	198	143	958	494	958	494
GP interest and incentive distributions	37	33	38	34	113	100	113	97
Redeemable/Exchangeable partnership units	73	69	73	69	220	208	220	207
BEPC Exchangeable shares and class A.2 exchangeable shares	67	64	67	64	202	193	202	195
LP units	106	101	109	100	320	305	316	299
CONTRACTUAL OBLIGATIONS
Please see Note 19 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	240	237	721	283
Net income	136	180	436	158
(1)Brookfield Renewable's total revenues for the three and nine months ended September 30, 2025 were $1,596 million and $4,868 million, respectively (2024: $1,470 million and $4,444 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

(MILLIONS)	September 30, 2025	December 31, 2024
Current assets(1)	$1,354	$392
Total assets(2)(3)	1,532	507
Current liabilities(4)	9,106	7,259
Total liabilities(5)	9,154	7,698
(1)Amount due from non-guarantor subsidiaries was $1,347 million (2024: $383 million).
(2)Brookfield Renewable's total assets as at September 30, 2025 and December 31, 2024 were $98,303 million and $94,809 million.
(3)Amount due from non-guarantor subsidiaries was $1,408 million (2024: $408 million).
(4)Amount due to non-guarantor subsidiaries was $8,236 million (2024: $6,629 million).
(5)Amount due from non-guarantor subsidiaries was $8,236 million (2024: $6,715 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2025, letters of credit issued amounted to $3,753 million (2024: $2,792 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2025			2024				2023
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	29,779	31,450	30,476	24,779	22,151	24,895	22,514	22,641
Total Generation (GWh) – actual	27,554	30,650	29,008	21,121	19,684	21,467	20,300	17,006
Proportionate Renewable Generation (GWh) – LTA	8,529	9,819	8,999	8,616	8,132	9,522	8,654	8,492
Proportionate Actual Renewable Generation (GWh)	7,186	9,542	8,670	6,868	7,320	8,298	8,461	7,045
Revenues	$1,596	$1,692	$1,580	$1,432	$1,470	$1,482	$1,492	$1,323
Net (loss) income attributable to Unitholders	(120)	(112)	(197)	(9)	(181)	(154)	(120)	35
Basic (loss) income per LP unit	(0.23)	(0.22)	(0.35)	(0.06)	(0.32)	(0.28)	(0.23)	0.01
Funds From Operations	302	371	315	304	278	339	296	255
Funds From Operations per Unit	0.46	0.56	0.48	0.46	0.42	0.51	0.45	0.38
Distribution per LP Unit	0.37	0.37	0.37	0.36	0.36	0.36	0.36	0.34

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	8,736	8,941	9,245	9,245	$856	$767	$526	$487	$321	$278
Brazil	2,717	2,905	2,905	3,060	148	160	105	110	92	94
Colombia	2,807	2,174	2,680	2,637	211	238	136	126	74	53
	14,260	14,020	14,830	14,942	1,215	1,165	767	723	487	425
Wind	6,182	5,987	6,945	7,016	427	457	344	366	217	270
Utility-scale solar	3,817	2,981	4,540	3,469	396	358	402	365	293	279
Distributed energy & storage	1,139	1,091	1,032	881	188	177	280	192	247	163
Sustainable solutions	—	—	—	—	431	352	154	118	124	105
Corporate	—	—	—	—	—	—	7	26	(380)	(329)
Total	25,398	24,079	27,347	26,308	$2,657	$2,509	$1,954	$1,790	$988	$913
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$70	$3	$119	$72	$(192)	$204	$114	$(356)	$34
Add back or deduct the following:
Depreciation	296	54	143	663	420	193	34	—	1,803
Deferred income tax (recovery) expense	(6)	(1)	(9)	(160)	(120)	33	—	(29)	(292)
Foreign exchange and financial instrument (gain) loss	(21)	8	64	(349)	(87)	(101)	(113)	29	(570)
Other(1)	38	1	6	105	192	71	39	26	478
Management service costs	—	—	—	—	—	—	—	162	162
Interest expense	270	43	251	526	390	163	3	173	1,819
Current income tax expense (recovery)	4	6	24	—	50	(144)	1	2	(57)
Amount attributable to equity accounted investments and non-controlling interests(2)	(125)	(9)	(462)	(513)	(251)	(139)	76	—	(1,423)
Adjusted EBITDA attributable to Unitholders	$526	$105	$136	$344	$402	$280	$154	$7	$1,954
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$114	$(42)	$107	$(54)	$(16)	$37	$5	$(348)	$(197)
Add back or deduct the following:
Depreciation	312	55	111	621	327	99	8	—	1,533
Deferred income tax expense (recovery)	11	(3)	9	(22)	17	33	(1)	(26)	18
Foreign exchange and financial instrument (gain) loss	(79)	20	(3)	(115)	(55)	(134)	(63)	7	(422)
Other(1)	(43)	54	(4)	3	54	63	19	86	232
Management service costs	—	—	—	—	—	—	—	157	157
Interest expense	263	39	281	355	258	121	10	152	1,479
Current income tax expense (recovery)	3	6	45	10	(35)	(21)	—	(2)	6
Amount attributable to equity accounted investments and non-controlling interests(2)	(94)	(19)	(420)	(432)	(185)	(6)	140	—	(1,016)
Adjusted EBITDA attributable to Unitholders	$487	$110	$126	$366	$365	$192	$118	$26	$1,790
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the nine months ended September 30:

(MILLIONS)	2025	2024
Net income (loss)	$34	$(197)
Add back or deduct the following:
Depreciation	1,803	1,533
Deferred income tax (recovery) expense	(292)	18
Foreign exchange and financial instruments gain	(570)	(422)
Other(1)	478	232
Amount attributable to equity accounted investments and non-controlling interest(2)	(465)	(251)
Funds From Operations	$988	$913
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the nine months ended September 30:

	Nine months ended September 30
	2025	2024
Basic loss per LP unit(1)	$(0.81)	$(0.83)
Adjusted for proportionate share of:
Depreciation	1.28	1.16
Deferred income tax recovery	(0.16)	(0.05)
Foreign exchange and financial instruments gain	(0.04)	(0.17)
Other(2)	1.22	1.27
Funds From Operations per Unit(3)	$1.49	$1.38
(1)During the nine months ended September 30, 2025, on average there were 284.2 million LP units outstanding (2024: 285.7 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.
(3)Average units outstanding for the nine months ended September 30, 2025 were 662.2 million (2024: 663.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section included in our most recent Annual Report on Form 20-F. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen S.A. E.S.P. for $1 billion. Brookfield Renewable increased its ownership in the business to approximately 37.3% and will continue to consolidate this business.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of an 833 MWdc (613MWac) portfolio of operating solar assets in the United States for proceeds of approximately $412 million ($115 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders, (iii) class A.2 exchangeable shares, held by Brookfield, (iv) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (v) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a on-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2024 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method, whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation)on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; force majeure events; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labor disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our business activities; increased regulation of and third party opposition to our nuclear services business’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our nuclear services business; uncertainty regarding the U.S. Government making a find investment decision and entering into definitive agreements with our nuclear services business regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom; our inability to finance our operations and fund growth due to the status of the capital markets or our inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

economic interest from control within our organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses (including Oaktree); changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; foreign currency risk associated with BEP’s distributions; we are not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	September 30, 2025

Brookfield Renewable Partners L.P.

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